STREAM COMMUNICATIONS NETWORK AND MEDIA INC.

NOTICE AND INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

To Be Held At

Lang Michener LLP
1500 - 1055 West Georgia Street
Vancouver, British Columbia

on Friday, May 18, 2007 at 9:30 a.m.

Dated as of April 4, 2007

STREAM COMMUNICATIONS NETWORK AND MEDIA INC.
Suite 1400 - 400 Burrard Street
Vancouver, British Columbia V6C 3G2
Telephone: 604-669-2826 Fax: 604-669-2836

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT a special meeting (the "Meeting") of the holders of common shares (the "Shares") of Stream Communications Network and Media Inc. (the "Company") will be held at the offices of Lang Michener LLP, Vancouver, B.C. on Friday, May 18, 2007 at 9:30 a.m. (Vancouver time) for the following purposes:

  To consider and, if thought fit, approve a special resolution (the "Disposition Resolution") to dispose of substantially all of the undertaking of the Company, all as more particularly described in the accompanying Information Circular (the "Circular");

  To transact such other business as may be properly brought before the Meeting or any adjournment thereof.

TAKE NOTICE THAT pursuant to section 242 of the BCBCA, you are entitled to send to the Company a written objection to the proposed Disposition Resolution, and you are entitled to be paid the fair value of your Shares in accordance with the BCBCA, subject to certain conditions. As a result of giving a notice of dissent you may, on receiving notice from the Company under section 242 of the BCBCA that the Company intends to act or has acted on the authority of the Disposition Resolution, require the Company to purchase all your Shares in respect of which the notice of dissent was given. The dissent rights are described in Appendix A of the Circular. Failure to strictly comply with the requirements set forth in section 242 of the BCBCA may result in the loss of any right of dissent.

Beneficial holders (as defined in the Circular) of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Shares are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise the right of dissent must make arrangements for the Shares beneficially owned such holder to be registered in the holder's name prior to the time the written objection to the Disposition Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of the Shares to dissent on the beneficial owner's behalf.

It is desirable that as many Shares as possible be represented at the Meeting. Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of the Transfer Agent and Registrar of the Company, Computershare Investor Services Inc., Proxy Department, by fax to (1-866-249-7775) or by mail or by hand to 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than forty eight (48) hours prior to the Meeting or any adjournment thereof. Please advise the Company of any change in your mailing address.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and the Circular to ensure that their Shares will be voted at the Meeting.

Only holders of Shares at the close of business on April 4, 2007 (the "Record Date") will be entitled to vote at the Meeting except in circumstances where a person has transferred any of his Shares after the Record Date and the transferee of such Shares establishes proper ownership and requests not later than ten days before the Meeting that his name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his Shares at the Meeting.

DATED at Vancouver, BC, this 4th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Jan S. Rynkiewicz"

Jan S. Rynkiewicz
President, CEO and Director

TABLE OF CONTENTS
INTRODUCTION	1
GENERAL PROXY INFORMATION	1
Solicitation Of Proxies	1
Appointment Of Proxyholders	1
Voting By Proxyholder	1
Registered Shareholders	2
Beneficial Shareholders	2
Revocation Of Proxies	3
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	4
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	4
VOTES NECESSARY TO PASS RESOLUTIONS	4
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	4
PARTICULARS OF MATTERS TO BE ACTED UPON	5
Sale Of Assets	5
Rights Of Dissenting Shareholders	6
ADDITIONAL INFORMATION	6
OTHER MATTERS	7
APPENDIX A DISSENT RIGHTS UNDER THE BCBCA	8

STREAM COMMUNICATIONS NETWORK AND MEDIA INC.
Suite 1400 - 400 Burrard Street
Vancouver, British Columbia V6C 3G2
Telephone: 604-669-2826 Fax: 604-669-2836

INFORMATION CIRCULAR
as at April 4, 2007

Special Meeting of Shareholders to be held on May 18, 2007

INTRODUCTION

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Stream Communications Network & Media Inc. (the "Company") for use at the special meeting (the "Meeting") of its shareholders to be held on May 18, 2007, and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. No person has been authorized to give any information or make any representation in connection with the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares (the "Shares") held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The information in this section is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permits it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF"). These VIFs are to be completed and returned to Computershare Investor Services Inc. in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare Investor Services Inc. will provide instructions for voting by either telephone or internet on the VIF itself. Computershare Investor Services Inc. will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs it receives.

This Circular, with related material, is being sent to both registered and non-registered owners of the Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their broker or intermediary in order to ensure that their Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (formerly called "ADP Investor Communication Services") ("Broadridge") in the United States and in Canada. Broadridge will mail a VIF in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the VIF to represent the Beneficial Shareholder at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Shares directly at the Meeting - the VIF must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, you should enter your own name in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send to you a legal proxy which would enable you to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

  executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or at the address of the registered office of the Company at Suite 703, 938 Howe Street, Vancouver, British Columbia, V6Z 1N9, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or personally attending the Meeting and voting the registered shareholder's Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be otherwise set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed April 4, 2007 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of the Record Date, there were 81,096,414 Shares without par value issued and outstanding, each carrying the right to one vote. There are no cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as at the Record Date are:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Jan Rynkiewicz	11,866,595(1)	14.6%

(1) This figure includes 3,557,045 Shares held indirectly through Aronville Management Ltd., 276,189 Shares held indirectly through CHL Ltd., 5,653,333 Shares held indirectly through H & L Foundation, 2,364,476 Shares held indirectly through Trasco Ltd., and 15,552 Shares held directly in his name.

VOTES NECESSARY TO PASS RESOLUTIONS

A majority of 2/3 of the affirmative votes cast at the Meeting is required to pass the Disposition Resolution.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, or has any interest in any material transaction in the current year other than as set out herein.

PARTICULARS OF MATTERS TO BE ACTED UPON

Sale of Assets

As the Company's business is located in Poland, an increasing number of its shareholders are located in Europe, and as there are additional financing sources available in Europe for the Company's growth strategy, the board of directors of the Company have determined that it is in the best interests of the Company to have access to a recognized European securities market to supplement its North American activities. After consultation with various business and corporate finance advisors, the directors have elected to pursue a course of action whereby the assets of the Company, principally the shares of Stream Communications Sp. z.o.o. ("Stream Poland"), the Company's Polish operating subsidiary, would be transferred to a newly formed company incorporated under the laws of Guernsey ("Newco"), initially for 100% of the shares of Newco. It is proposed that Newco would then apply to have its common shares listed for trading on the AIM market of the London Stock Exchange and that, concurrent with such listing, Newco would raise approximately US$60,000,000 (the "Newco Financing") such that following such capital raising, Newco would be owned as to approximately 50% by the Company and 50% by investors in the Newco Financing.

While in due course the Company will look to distribute the shares of Newco held by it to the shareholders of the Company, there are no assurances that such distribution will be able to be effected.

Under the provisions of the Business Corporations Act (British Columbia) (the "BCBCA"), the directors of a company incorporated in British Columbia cannot sell, lease or otherwise dispose of all or substantially all if its undertaking unless it does so in the ordinary course of its business or it has been authorized to do so by a special resolution of its shareholders.

As the sale of the shares of Stream Poland constitute substantially all of the Company's undertaking for the purpose of the BCBCA, the Company is seeking shareholder approval to the sale. Shareholders will therefore be asked at the Meeting to approve the following special resolution:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the directors of the Company be and they are hereby authorized to sell the shares of Stream Communications Sp. z.o.o., which shares constitute substantially all of the undertaking of the Company, in the manner as detailed in the Company's Information Circular dated April 4, 2007, subject to the right of the directors to abandon such sale, without further approval of the shareholders, if in their discretion such abandonment is warranted; and

2. any one director or officer of the Company is hereby authorized to do all things and to execute and deliver all such documents, agreements and instruments, under seal or otherwise, and to do all such other acts and things which he considers necessary or desirable to give effect to the foregoing transactions as such director or officer may determine appropriate."

The Board recommends that you vote in favour of the Disposition Resolution.

Rights of Dissenting Shareholders

Pursuant to section 242 of the BCBCA, a shareholder has the right at or prior to the Meeting to dissent from the Disposition Resolution in respect of his or her Shares by delivering to the Company a written notice of dissent to the Company's head office at Suite 355 - 601 West Cordova Street, Vancouver, British Columbia, V6B 1G1, or at the Meeting by delivering the notice of dissent to the chairman of the Meeting. As a result of giving a notice of dissent, a dissenting shareholder may, upon passage of the Disposition Resolution and, within 14 days of receipt from the Company of a notice of its intention to act thereupon, require the Company to purchase all of the dissenting shareholder's shares in respect of which the notice of dissent was given, together with the share certificate or certificates representing those Shares, whereupon the dissenting shareholder is bound to sell and the Company is bound to purchase those Shares. See Appendix A to this Circular which sets out the full text of the relevant provisions of the BCBCA.

A dissenting shareholder who has complied with the aforementioned provisions of section 242, or the Company may apply to the Court for an order requiring such holder's Shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on the Company to make application to the Court. The dissenting shareholder will be entitled to receive the fair value of the Shares held by such holder as of the day before the Meeting or such later date on which the Disposition Resolution is passed.

Addresses for Notice

All notices to the Company of dissent to the Disposition Resolution pursuant to section 242 of the BCBCA should be addressed and be sent to:

Attention: Secretary
Stream Communications Network and Media Inc.
Suite 1400 - 400 Burrard Street
Vancouver, British Columbia V6C 3G2

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his Shares. Section 244 of the BCBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights. Accordingly, each shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Appendix A to this Circular, and consult such holder's legal advisor.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the Disposition Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained on SEDAR under the Company's profile at www.sedar.com, under the Company's profile at www.sec.gov, and upon request from the Company's Secretary at Suite 1400 - 400 Burrard Street, Vancouver, BC V6C 3G2, telephone number: 604-669-2826 or fax number: 604-669-2836.

OTHER MATTERS

The Board is not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, April 4, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Jan S. Rynkiewicz"

Jan Rynkiewicz

President, CEO and Director

APPENDIX A
DISSENT RIGHTS UNDER THE BCBCA

Sections 237 to 247 of the Business Corporations Act (British Columbia)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an Arrangement agreement;

(c) under section 287, in respect of a resolution to approve an Arrangement under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the comp any to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an Arrangement agreement and the Arrangement is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.